Odyssey Pictures Corporation

2321 Coit Rd., Suite E

Plano, TX 75075

February 27, 2014

Linda Cvrkel, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Odyssey Pictures Corporation
Form 10-K for the year ended June 30, 2012
Filed November 27, 2012
File No. 000-18954

Dear Ms. Cvrkel:

Set out in the attached draft are the responses by Odyssey Pictures Corporation to the Comments in your letter of August 9, 2013 and received via Email on October 22, 2013.

After you have had an opportunity to review these responses, please respond with any further comment or suggestions. We believe that your comments have been helpful in improving the disclosures in our filings.

Form 10-K for the year ended June 30, 2012

Financial Statements, page 9

Consolidated Balance Sheets, page 9

1.	We revise our disclosures to accommodate this comment as follows:

We invest in certain research and development in technologies we are involved in which will create revenue in the future. This software and technology is considered an asset without amortization until the revenue is recognized. The Company accounts for its software development costs in accordance with ASC985-20. Our product consists of a social media tool that allows for unique transmission of video segments and email marketing campaigns with analytics to aid in the client’s communication with customers and link access to various products and services they sell. Feasibility of this product was established from customer research and our development began in a planned effort to cater to the needs of similar customers who will pay a fee and a subscription base depending upon our pricing structure and their needs. Software development costs, along with applicable overhead allotments and related costs are capitalized until the product is available for general release to customers. These costs will be amortized using the straight-line method over the estimated economic life of the product which is estimated to be three years from market entry. The Company will continue to evaluate and determine continued feasibility and the economic life of the product based upon changes, enhancements and growth in this particular social networking field. The Company anticipates that servicing multiple clients using social media networking on term service or membership arrangements will prove to be a valuable niche in this changing market, creating a significant revenue model into its revenue profile in the near future. As of the end of June 30, 2012, the Company had an accumulated capitalized development investment in the amount of $366,546 as noted in Other Assets, Production Advances of $1,068,974.

2.	We revise our statement as follows:

We also produce feature film and television product for eventual broadcast. We recognize costs for our productions and our marketing under ASC 926-20-25 where capitalization of film costs include all direct negative costs incurred in the physical production of a film, as well as allocations of preproduction, production overhead and capitalized interest (in accordance with Topic 835, as applicable). Examples of direct negative costs include costs of story and scenario; compensation of cast, directors, producers, extras, and miscellaneous staff; costs of set construction and operations, wardrobe, and accessories; costs of sound synchronization; rental facilities on location; and postproduction costs such as music, special effects, and editing. Our activity in film production is considered an investment in Intellectual Properties to create future revenues by direct exploitation, sale and/or licensing of various rights (such as theatrical, DVD, Television, Cable, Internet and digital access) for the company. The investment in our intellectual property is marketable (has a readily available price) and is used for our trade and is "available for sale" by the company at a certain date in the future, when ready for delivery and access to the markets.

According to rules for impairment under ASC 926-20-25, management periodically will review and revise each project’s realized revenue and cost estimates. These could result in a change in the rate of amortization of film costs and participations and residuals and/or write-down of all or a portion of the unamortized costs of the program to its estimated fair value. Once a project is in the market to be available for exploitation, accumulated asset values for each project are amortized and residual costs are accrued to direct operating expenses in the proportion that current year’s revenues. Total costs at the beginning of exploitation is expected to be recognized from exploitation, exhibition or sale of each project over a period not to exceed ten years from the date of initial release.

Another way we evaluate whether an asset is impaired is to see if its general carrying amount or cost of holding is greater than its theoretical cost of sale. In this case, there would be cause for impairment and the asset shall be expensed accordingly. As of the end of June 30, 2012, the Company had an accumulated production and development investment in the amount of $619,926 and $82,503 respectively as noted in Other Assets, Production Advances of $1,068,974.

NOTE: Reference to “as incurred” in Paragraph 4, Page 8 has been revised (deleted) as follows:

Amortizable capitalized film inventory costs related to revenues on licensees and the receipt of payments on residuals have been fully amortized or impaired in prior periods. Selling, general and administrative expenses decreased to $1,013,594 for the year period ended June 30, 2012 from $1,114,600 for the prior year.

3.	As noted in items 1 and 2 above.

Background and Significant Accounting Policies, page 14

Significant Accounting Policies, page 14

Revenue Recognition, page 14

4.	See below to be inserted in its entirety with the previous statement deleted.

5.	See below to be inserted in its entirety with the previous statement deleted.

Revenue Recognition

We earn revenue under “Branding & Services” agreements that provide for a monthly licensing fee. Revenue is recognized under the guidance of SAB Topic 13.A. In this case, the monthly revenue is recorded on a straight line basis over the term of the agreement.

We also earn revenue from Services for production for work performed on each production and by charging a fee and we invoice on a contract basis. We may also charge consulting fees for services. Under ASC 605 and also SAB Topic 13.A, this revenue is recognized as incurred since evidence of an arrangement exists which requires an advance fee and is non-refundable upon commencement and is deemed collectible. All services have been rendered and are considered earned at the time.

Additionally, the Company receives commissions from licensing and sales of each project in the market we represent. Under this classification, and according to ASC 925, delivery does not occur for revenue recognition purposes until the license term begins with the client and after the Company has been granted the right to exploit and sell the product in a client’s market. Accordingly, revenue is recognized if the licensed product is physically delivered to the client and the license term has begun, revenue should not be recognized prior to inception of the license term. In the case of multiple deliveries of product, then based on our assessment of the relative fair value of the rights to exploit each product we allocate a fee to each product and revenue is recognized as each license period commences. Proportionate revenue is allocated on a title-by-title basis, based on the Company’s assessment of the relative fair value of each title. If there is not a published valuation of fees or allocations for each product, then the allocation is based on management’s best estimate of the selling price.

2. Notes and Loans Payable, page 18

6.	The revised statement appears as follows:

Convertible Debt treated as a Derivative Instrument:

In October, November and February we issued an aggregate of $113,000 in convertible promissory notes (The “ASHER NOTE”). The notes bear interest at 8% per annum until paid or converted. The notes are due nine months from the date of issuance. $53,000 is due July 19, 2012 and $32,500 becomes due August 28, 2012 and $27,500 is due on November 2, 2012. The notes were classified as derivative instruments due to a 42% discount to fair value conversion rate formula. The conversion formula results in a potential conversion to a number of shares of common stock that is not fixed or determinate. Shares will be converted at Market Price. “Market Price” represents a discount rate of 42% of the average of the lowest three trading prices for the Common Stock of the Company during the ten trading day period prior to the conversion date. Accordingly, the convertible debt instruments have been accounted for as derivative instruments and recorded at fair value. On April 6, 2012, the Company issued 919,540 shares of Class A Common stock at an applicable conversion price of $0.0087 and on June 4, 2012, the Company issued 1,845,154 shares of Class A Common stock at an applicable conversion price of $0.0065. Asher Enterprises converted $20,000 of its note convertible in the original advance of $53,000. The Asher note allows a debt conversion after six (6) months at a conversion price equal to the lowest closing bid price ten (10) trading days prior to the conversion date. As of June 30, 2012 the adjustment to the fair value exceeded the face value of the notes by $81,300 and resulted in a derivative carrying value of $186,670. All note conversions were within the terms of the agreement.

Form 10-K/A for the fiscal year ended June 30, 2012

Cover Page

7.	As revised and inserted on Cover:

As of November 15, 2012, there were 77,316,582 outstanding shares of Odyssey Pictures Corporation’s common stock, par value $.01 per share (the “Common Stock”).

Item 11, Executive Compensation, page 16

8.	As revised and inserted in MD&A:

There were no stock options and stock appreciation rights (“SARs”) granted to executive officers during the fiscal year ended June 30, 2012. Under a new employment agreement with Mr. Foster, we issued 4,000,000 options. Exercise prices are staggered and range from $0.25 to $2.00. One million options vest each successive anniversary date and expire three years from the date of vesting.

Stock-based compensation expense for all stock-based payment awards made to employees and directors is measured based on the grant-date fair value of the award as conformed through ASC topic 718. The Company estimated the fair value of each share-based award using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to stock price volatility, the expected life of options, a risk-free interest rate and dividend yield. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award.

The Company does not have a Stock Option Plan; however, it provided for the granting of stock options at an exercise price not less than fair market value of the stock on the date of the grant and with schedules and time frames as determined and allowed by the Board of Directors. No new options could be granted without such approval from the Board.

Item 12. Security Ownership of Certain Beneficial Owners, page 17

9.	As revised and inserted:

The following table sets forth information concerning ownership of common stock, as of November 15, 2012, by each person known by the Company to be the beneficial owner of more than 5% of the common stock, each director and executive officer, and by all directors and executive officers of the Company as a group.

Item 15. Exhibits and Financial Statement Schedules, page 19

10.	See attached revised Exhibit notes as Schedule A

Signatures, page 22

11.	Signature pages have been revised as attached Schedule B

Financial Statements, page F-1

8. Related Party Transactions not Disclosed Elsewhere, page F-15

Due Related Parties, page F-15

12.	The statement will be revised as follows:

Amounts payable to related parties of $228,138 to an entity owned by CEO and is noted on the balance sheet under “other accrued expenses”.

During 2011, Odyssey received distributions from FilmZone in excess of its allocable share of distributable net income. In June, 2011 the Company reached an agreement to repay the distributions and discontinue the FilmZone business. The initial amount due under this agreement was $876,226 with a current balance after adjustments in the amount of $828,876 as noted on the Company’s balance sheet under “related parties” and is due June 30, 2013.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure the subject filing, and;

That Staff Comments or changes to disclosures in response comments do not foreclose the Commission from taking any action with respect to the filing, and;

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the following with regard to these responses any or any related matters.

Very truly yours,

John W. Foster

President and CEO

Cc: Perry West

SCHEDULE A

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3.1	Articles of Incorporation, as amended through June 30, 1995 (1)
3.2	Amendments to Articles of Incorporation filed in March and June, 1996(8)
3.3	Amendment to Articles of Incorporation filed in January, 1997 (9)
3.4	By-laws (1)
3.5	Articles of Incorporation, as amended through December 15, 2004
4.1	Indenture between Odyssey and Continental Stock Transfer and Trust Company ("Continental") dated as of July 15, 1987 (1)
4.2	Form of Supplemental Indenture between Continental and the Company (1)
4.3	Form of Common Stock Certificate (1)
4.4	Form of options granted of officers, directors and 5%stockholders (2)
4.5	Form of Warrant issued to purchasers parties to the 1995 Private Placement completed September 30, 1995 (5)
4.6	Form of 12% Unsecured Promissory Note issued to purchasers parties to the 1995 Private Placement completed September 30,1995 )5)
4.7	Form of Stock Option Agreement by and between the Company and officers and directors of the Company, for stock options issued in April 1995 (5)
4.8	Form of Common Stock Purchase Warrant by and between the Company and officers, directors, employees and consultants of the Company for warrants issued during the fiscal year ended June 30, 1996 (8)
4.9	Common Stock Purchase Warrant, dated March 6, 1996, between the Company and G & H Media, Ltd. (assignee of Stephen R. Greenwald) (7)
4.10	Common Stock Purchase Warrant, dated March 6, 1996, between the Company and Lawrence I. Schneider (7)
4.11	Common Stock Purchase Warrant, dated March 6, 1996, between the Company and Ira N. Smith (7)
4.12	Form of Common Stock Purchase Warrant by and between the Company and officers, directors, employees and consultants of the Company for warrants issued during the fiscal year ended June 30, 1997 (9)
4.13	Preferred Stock Certificate, Series A, issued to Kinnevik Media Properties, Ltd. in September, 1997 (10)4.14 Convertible Note issued to Augustine Fund L.P. in July, 1998 (12)
4.15	Preferred Stock Certificate, Series B, issued to Kimon, Inc. in September, 1998 (10)
10.01	1989 Long Term Incentive Plan (1)
10.02	Sub-Lease for office premises at 16910 Dallas Parkway, Suite 104, Dallas Texas dated February 1, 2001 (8)
10.03	Settlement Agreement and Release between Paramount Pictures Corporation and Odyssey Distributors, Ltd. (a wholly owned subsidiary of the Company),and Guarantee agreement of the Company, dated as of September 26, 1996 (9)
10.04	Stock Purchase Agreement between the Company and Flanders Film S.A. relating to purchase of minority stock interest in E3 Sports New Mexico, Inc. and Media Trust S.A., and related promissory notes dated March 2, 1998 (10)
10.05	Employment Agreement with Johan Schotte, dated March 2, 1998 (10)
10.31	Convertible Note issued to Augustine Fund, L.P. in July, 1998 (12)
10.32	Set Purchase Agreement between the Company and Kimon Mediaright KB, a Swedish limited partnership, dated July 14, 1998(10)
10.33	Employment Agreement with Pierre Koshakji, dated March 2, 1998 (11)
10.34	Employment Agreement with Ian Jessel, dated December, 1998 (13)
10.35	Settlement Agreement with Stephen Greenwald, dated September, 1999 (13)
10.36	Promissory Note with JL Media Services LLC dated January 15, 2001
10.37	Promissory Note to Gene Miller dated October 28, 2002
10.38	Promissory Note to Robert Miller dated October 28, 2002
10.39	Promissory Note in the amount of $4,361.42 dated December 6, 2002
10.40	Promissory Note in the amount of $1,000.00 dated December 23, 2002
10.41	Promissory Note in the amount of $1,454.25 dated December 30, 2002
10.42	La Jolla Cove Investors, Inc. Convertible Note I Dated January 1, 2003
10.43	Promissory Note in the amount of $750.00 dated February 28, 2003
10.44	Promissory Note in the amount of $4,209.00 dated March 21, 2003
10.45	Promissory Note in the amount of $4,907.06 dated March 28, 2003
10.46	Promissory Note in the amount of $30,000.00 dated April 16, 2003
10.47	Promissory Note in the amount of $15,000.00 dated May 16, 2003
10.48	Promissory Note in the amount of $7,500.00 dated June 4, 2003
10.49	La Jolla Cove Investors, Inc. Convertible Note II dated June 19, 2003
10.50	Promissory Note in the amount of $43,655 dated June 30, 2003
10.51	Settlement agreement with Thor Films dated June 30, 2006
10.52	Prommissory Note to Auric dated July 30, 2003
10.53	Prommissory Note to Auric dated December 11, 2003
10.54	Prommissory Note to Auric dated December 31, 2003
10.55	Prommissory Note to Auric dated February 4, 2004
10.56	Prommissory Note to Auric dated July 1, 2004
10.57	Prommisory Note in the amount of $134,100 dated May 31, 2007
10.58	Branding and Services Agreement with Unilistings dated January 1, 2008
10.59	Lease for office premises at 2321 Coit Rd., Suite E, Plano, Texas dated February 1, 2008
10.60	Settlement agreement with La Jolla Cove Investors dated April 3, 2008
10.61	FilmZone Master Servicfes Agreement dated December 15, 2008
10.62	Settlement agreement with N. Muller & T. Smith dated December 31,2008
10.63	Settlement agreement with Ian Jessel dated March 20, 2009
10.64	Settlement agreement with Dennis Morgan dated March 21, 2009
10.65	Employment Agreement with John Foster, dated January 1, 2010
10.66	Filmzone Domain Name Purchase and Transfer Agreement dated April 30, 2010
10.67	FilmZone Membership Interest Assignment dated June 1, 2010
10.68	Promissory note from FilmZone to Unilistings, BV dated July 1, 2010
10.69	Settlement agreement with Distinct Web Creations dated February 7, 2011
10.70	Partnership agreement with Push ‘N Post, Inc. dated May 6, 2011
10.71	Convertible Promissory Note with Asher Enterprises, Inc. incorporated from Form 8-K 10-18-11.
10.72	Convertible Promissory Note with Asher Enterprises, Inc. 11-22-11.
10.73	Employment Agreement with Ralph Boral, dated December 1, 2011
10.74	Convertible Promissory Note with Asher Enterprises, Inc. 2-2-12.
10.75	Promissory Note in the amount of $200,000 dated April 1, 2012
10.76	Purchase warrant dated April 15, 2012
10.77	Promissory Note in the amount of $100,000 dated May 1, 2012
10.78	Purchase warrant dated May 15, 2012
10.79	Promissory Note to Siguiente Capital SA dated July 31, 2012
10.80	Promissory Note in the amount of $50,000 dated August 22, 2012
10.81	Promissory note to Stefan Drakelid dated January 15, 2013
21.1	Subsidiaries of the Registrant (3)
31.1	Officer’s Certification Pursuant to Section 302 (14)
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (14)

SCHEDULE B

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2014

Odyssey Pictures Corporation

By:	/s/ John W. Foster
John W. Foster
CEO, Chairman and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John W. Foster	CEO, Chairman and President	March 4, 2014
Chief Financial Officer
Chief Accounting Officer

EXHIBIT 31.1

ODYSSEY PICTURES CORPORATION

OFFICER’S CERTIFICATE PURSUANT TO SECTION 302

I, John Foster, certify that:

1. I have reviewed this annual report on Form 10-K of Odyssey Pictures Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in registrant’s internal control over financial reporting.

Dated: March 4, 2014

/s/ John W. Foster
John W. Foster
Chief Executive Officer and
Chief Financial Officer and Chief Accounting Officer

EXHIBIT 32.1

ODYSSEY PICTURES CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Odyssey Pictures Corporation (the Company) on Form 10-K for the period ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, John Foster, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Odyssey Pictures Corporation and will be retained by Odyssey Pictures Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

March 4, 2014

/s/ John W. Foster
John W. Foster
Chief Executive Officer and
Chief Financial Officer and Chief Accounting Officer